March 18, 2025

Larry Wong
Chief Executive Officer
OFA Group
Unit B, 16/F, Easy Tower
609 Tai Nan West Street
Cheung Sha Wan, Hong Kong

       Re: OFA Group
           Registration Statement on Form F-1
           Filed February 21, 2025
           File No. 333-285103
Dear Larry Wong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 4, 2025 letter.

Form F-1 filed February 21, 2025
Related Party Transactions, page 82

1. Your bridge loan agreement with Precursor Capital Limited and the conversion of the loan to ordinary shares is discussed under Note 6. Related Party Transactions on page
       F-18 of your financial statements. To the extent that your transactions with Precursor
       Capital Limited are considered related party transactions, please include the disclosure required by Item 7.B of Form 20-F, and make revisions elsewhere as appropriate.
Selling Shareholders, page A-3

2. Please disclose here that your chief operations officer, Thomas Gaffney, is a minority holder in Greentree Global Advisors, LLC, as well as a Managing Member, as
 March 18, 2025
Page 2

       indicated by his signature block for the service agreement with Greentree Global
       Advisors filed as Exhibit 10.1. Please also disclose his relationship with Greentree
       Global Advisors in his biography on page 75. Tell us whether Mr. Gaffney has any relationship with Greentree Financial Group and, if so, modify your disclosure accordingly.
General

3. We note the disclosure on the resale prospectus cover page that the resale offering is conditioned on consummation of your initial public offering and that the selling shareholders will sell their shares only when your ordinary shares begin trading on
       Nasdaq. Please reconcile this with your disclosure here and in the Plan of
       Distribution that the selling shareholders will sell their shares at the price at which you sell your shares in the initial public offering and then sell at prevailing market prices, and that the sale of the resale shares and public offering will result in two offerings taking place concurrently.
4. Please supplementally tell us why you are registering the resale offering at this time and whether the resale offering is included to help satsify initial listing requirements of the Nasdaq Capital Market. If so, please include risk factor disclosure explaining that the resale offering is included in part to help you meet listing standards. Address the potential impact the resale component may have on your listing status moving forward and include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.
       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Lijia Sanchez